EXHIBIT 4.33

Dated 26 April 2016

AMEC FOSTER WHEELER PLC

and

JONATHAN LEWIS

SERVICE AGREEMENT

Linklaters LLP

One Silk Street

London EC2Y 8HQ

Telephone (44-20) 7456 2000

Facsimile (44-20) 7456 2222

This Agreement is made on 26 April 2016 between

(1)	AMEC FOSTER WHEELER PLC incorporated in the UK with registered number 01675285 whose registered office is at Booths Park, Chelford Road, Knutsford, Cheshire WA16 8QZ (the “Company”); and

(2)	JONATHAN LEWIS of [Address] (the “Executive”).

This Agreement records the terms on which the Executive will serve the Company.

1	Definitions and Interpretation

In this Agreement (and any schedules to it):

1.1	Definitions

“Agreement” means this service agreement made on the date above between the Company and the Executive, including any schedules to it;

“Board” means the board of directors of the Company at any time or any person or committee nominated by the board of directors as its representative for the purposes of this Agreement;

“Employment” means the employment governed by this Agreement;

“Group” means the Company, its ultimate Holding Company from time to time and the Company’s subsidiaries and associates (as defined in section 435 of the Insolvency Act 1986);

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Holding Company” mean ‘holding’ company as defined in Section 1159 of the Companies Act 2006;

“Listing Rules” means the listing rules made by the Financial Conduct Authority in exercise of its functions as a competent authority pursuant to Part VI of the Financial Services and Markets Act 2000; and

“Termination Date” means the date on which the Employment terminates.

2	Commencement of Employment

2.1	The Employment will start on 1 June 2016 (the “Commencement Date”). The Employment will continue until terminated in accordance with the provisions of this Agreement.

2.2	The Executive warrants that he is not prevented from taking up the Employment or from performing his duties in accordance with the terms of this Agreement by any obligation or duty owed to any other party, whether contractual or otherwise.

3	Appointment and Duties of the Executive

3.1	The Executive will serve as Chief Executive Officer or in any other executive capacity as the Executive and the Company may agree from time to time.

3.2	The Executive will:

	3.2.1	devote the whole of his time, attention and skill to the Employment;
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3.2.2	properly perform his duties and exercise his powers;

3.2.3	accept any offices or directorships as reasonably required by the Board;

3.2.4	comply with all Company policies, rules and regulations, and the Code on Business Conduct (“CoBC”), which may be amended or introduced from time to time. These are available on the Company’s intranet. If there is any conflict between those polices, rules, regulations or the CoBC and this agreement, the terms of this Agreement shall prevail;

3.2.5	comply with and agree to personal shareholding requirements and clawback and malus provisions applicable to variable remuneration as apply to the Executive from time to time;

3.2.6	obey the directions of the Board; and

3.2.7	use his best endeavours to promote the interests and reputation of every Group Company.

3.3	The Executive accepts that with his consent (which he will not unreasonably withhold or delay):

3.3.1	the Company may require him to perform duties (commensurate with his status and role) for any other Group Company whether for the whole or part of his working time. In performing those duties clause 3.2.4 will apply as if references to the Company are to the appropriate Group Company. The Company will remain responsible for the payments, benefits and allowances he is entitled to receive under this Agreement; and

3.3.2	the Company may transfer the Employment to any other Group Company.

3.4	The Executive will keep the Board (and, where appropriate the board of directors of any other Group Company) fully informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner. He will provide information to the Board in writing if requested to do so.

3.5	The Executive will promptly disclose to the Board full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to the interests or reputation of any Group Company.

3.6	At any time during the Employment the Company may require the Executive to undergo a medical examination by a medical practitioner appointed by the Company. The Executive authorises that medical practitioner to disclose to the Company any report or test results prepared or obtained as a result of that examination and to discuss with it any matters arising out of the examination which are relevant to the Employment or which might prevent the Executive properly performing his duties under this Agreement.

4	Hours

4.1	The Executive will comply with the Company’s normal hours of work and will also work any additional hours which may be reasonably necessary to perform his duties to the satisfaction of the Board. He will not receive any further remuneration for any hours worked in addition to the normal working hours.

4.2	The Executive and the Company agree that the Executive is a managing executive for the purposes of the Working Time Regulations 1998 (the “Regulations”) and is able to
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determine the duration of his working time himself. As such, the exemptions in Regulation 20 of the Regulations will apply to the Employment.

4.2	The Executive agrees to keep records of his working hours as reasonably required by the Company from time to time in order to comply with its obligations under the Regulations.

5	Interests of the Executive

5.1	The Executive will disclose promptly in writing to the Board all his interests (for example, shareholdings or directorships) whether or not of a commercial or business nature except his interests in any Group Company. The Executive confirms that as at the date of this Agreement he has no such interests, save for his shareholding in and directorship of CHC Group Limited. The Executive has informed the Company that he will resign from his directorship of CHC Group Limited immediately following completion of this Agreement. Notwithstanding clause 3.2.1, the Company confirms that the Executive may retain his shareholding in CHC Group Limited.

5.2	Subject to clause 5.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board) or have any other occupation or hold any other external directorships without the prior written consent of the Board.

5.3	The Executive may not hold or be interested in investments which amount to more than one per cent of the issued investments of any class of any one company whether or not those investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market.

5.4	The Executive will (and will procure that his spouse, civil partner and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code as set out in the annex to Chapter 9 of the Listing Rules and the EU Market Abuse Regulations, as in force and as amended from time to time, and rules or policies applicable to the Company from time to time, including the Amec Foster Wheeler plc Securities Dealing Code, in relation to the holding or trading of securities.

6	Location

6.1	The Executive will work at the principal London office of the Company or such other location as required by the Board. He may be required to travel and work outside the United Kingdom from time to time but unless otherwise agreed with the Board he will not be required to live outside the United Kingdom.

7	Salary and Benefits

7.1	The Company will pay the Executive a base salary of £775,000 per annum. Base salary will be paid monthly in arrears by bank credit transfer on the 28th day of each month or the nearest preceding working day and shall accrue from day to day. Base salary shall be reviewed by the Remuneration Committee of the Board annually and the first annual review will be on or about 1 January 2017. The Company is under no obligation to award an increase following a salary review.
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7.2	The base salary referred to in clause 7.1 shall be inclusive of all director’s fees from the Group Companies and any other companies in which the Executive is required to accept a directorship under the terms of this Employment. To achieve this:

7.2.1	the Executive will repay any fees he receives to the Company; or

7.2.2	his base salary will be reduced by the amount of those fees; or

7.2.3	a combination of the methods set out in clauses 7.2.1 and 7.2.2 will be applied.

7.3	Incentives

7.3.1	The Executive may, at the discretion of the Remuneration Committee, be invited to participate in any bonus and/or incentive plan operated by the Company and as introduced or amended from time to time. Any such plan will be operated in accordance with the Company’s Remuneration Policy approved by its shareholders from time to time.

7.3.2	If so invited, the Executive’s participation in such bonus and/or incentive plan and the amount (if any) payable under it will be at the discretion of the Remuneration Committee and/or in accordance with the rules of any such plan in force from time to time. The Remuneration Committee will determine any thresholds and business and individual target levels each year. Participation in a bonus and/or incentive plan for one year does not entitle the Executive to participation in any bonus plan for any other year.

7.4	Pension and life assurance

7.4.1	Pension

(i)	The Company will pay the Executive an annual taxable pension allowance equal to 20% of his base salary (as referred to in clause 7.1 and as amended by any salary review from time to time). This will be paid monthly in arrears in the same form and manner as the Executive’s base salary.

(ii)	The Executive will also be eligible to become a member of the main defined contribution section (“the DC Section”) of the Amec Foster Wheeler Pension Plan (“the Plan”), subject to any conditions in the Plan rules. Contributions to the Executive’s account in the Plan are to be made through salary sacrifice (the Company will provide further details separately). The level of Company contribution to the Plan will be offset against the annual taxable pension allowance referred to in clause 7.4.1 (i).

7.4.2	Life Assurance

(i)	The Executive will be covered under a life assurance plan with a benefit of four times the Executive’s base salary if the Executive dies during the Employment. The terms upon which this life assurance cover is provided will be in accordance with Company policy from time to time. If the Company’s insurance provider fails or refuses for any reason to provide the Executive with life assurance cover the Company shall not be liable to provide to the Executive any replacement benefit of the same or similar kind or to pay any compensation in lieu of such benefit. The Company will provide details of the life assurance plan separately.
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(ii)	The Company reserves the right to withdraw its life assurance arrangements, or to amend the terms upon which it is provided, on reasonable notice to the Executive.

7.5	Car

The Company will pay the Executive a taxable non-pensionable car allowance of £1,500 per month. The will be paid monthly in arrears in the same manner as the Executive’s base salary.

7.6	Income Protection Insurance

	7.6.1	Without prejudice to the Company’s right to terminate the Employment at any time in accordance with clause 12 if the Executive complies with any eligibility or other conditions set by the Company and any insurer appointed by the Company from time to time (the “Insurer”), the Executive will be provided with income protection insurance. The terms upon which this insurance is provided and the level of cover will be in accordance with Company policy from time to time. If the Insurer fails or refuses for any reason to provide the Executive with income protection insurance the Company shall not be liable to provide to the Executive any replacement benefit of the same or similar kind or to pay any compensation in lieu of such benefit. Details of the income protection insurance scheme will be provided separately.

	7.6.2	The Company reserves the right to withdraw its income protection insurance arrangements, or to amend the terms upon which it is provided, on reasonable notice to the Executive.

7.7	Private Health Insurance

If the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company, the Executive and his spouse and any dependant children whilst they remain in full time education up to the age of 26 may participate in the Company’s private health insurance arrangements at the Company’s expense and subject to the terms of those arrangements from time to time. In the case of the Executive’s dependant children in full time education up to the age of 26 and (for 2016 only) the Executive’s spouse, the Company shall arrange and pay for private health insurance in the United States at the same level of cover (or higher) as they enjoy at the date the Executive signs this agreement and with effect from the date that their current coverage ends. In 2017 and subsequent years, the Executive’s spouse shall participate in the Company’s private health insurance arrangements in the United Kingdom. The Company reserves the right to withdraw this benefit, or to amend the terms upon which it is provided, on reasonable notice to the Executive.

7.8	Tax Advice

During the Employment only the Company agrees to contribute towards the fees for tax advice that the Executive receives in order to complete his annual tax returns in the United Kingdom and in the United States where these report on remuneration the Executive has received from the Company. On production of invoices from the Executive’s adviser(s) addressed to the Executive and marked payable by the Company, the Company agrees to contribute up to a maximum of £5,000 (or the $USD equivalent) per annum (exclusive of VAT or a similar tax) towards such tax advice pursuant to this clause 7.8.
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7.9	Occupational Sick Pay

	7.9.1	Without prejudice to the Company’s right to terminate the Employment at any time in accordance with clause 12:

		(i)	the Executive’s entitlement to Occupational Sick Pay in any period of sickness absence will be a maximum of 26 weeks less any periods of payment of Occupational Sick Pay in the 12 months preceding the start of the current absence, provided all sickness notification procedures have been adhered to in accordance with the Company’s sickness absence procedure and provided that medical certificates are produced as necessary. After this maximum period of 26 weeks payment of base salary and receipt of contractual benefits and allowances will cease, save in respect of payment of any insured benefit under clause 7.6;

		(ii)	Occupational Sick Pay will be payment of the Executive’s base salary and the continued receipt of contractual benefits and allowances less any entitlement to Statutory Sick Pay and/or any other state benefits which the Executive is entitled to claim in consequence of such sickness or injury. The Company reserves the right to offset the amount of these benefits against salary paid to the Executive even if the Executive has not recovered them.

7.9.2	On commencement of any income protection payments pursuant to clause 7.6 any eligibility for payment of Occupational Sick Pay under this clause 7.8 will cease.

7.9.3	During any period of absence due to sickness or ill health the Company reserves the right to require the Executive to attend for and submit to a medical examination pursuant to clause 3.6..

7.9.4	The Executive may forfeit any entitlement to Occupational Sick Pay if:

(i) he refuses to attend a medical examination pursuant to clause 3.6;

(ii) he fails to comply with the notification and certification requirements of the Company’s sickness absence procedures (as in place from time to time); or

(iii) he makes or produces any untrue statement or document concerning his fitness to work.

The above list is not exhaustive.

7.9.5	If the Executive is absent from work due to sickness or injury which is caused by the fault of another person, and as a consequence recovers from that person or another person any sum representing compensation for loss of salary under this Agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence.

8	Holiday

8.1	The Executive is entitled to 25 days’ paid holiday each calendar year commencing 1 January (in addition to English Bank and other public holidays) to be taken at times approved in advance by the Board.

8.2	Up to 5 days of the Executive’s annual holiday entitlement (as set out in 8.1) may be designated by the Company to be taken at particular times of the year (usually around the
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Christmas break). Any other holiday arrangements shall be by mutual agreement with the Chairman of the Board. Normally no more than two weeks may be taken consecutively unless specific prior permission is obtained from the Chairman. Holidays may not be carried forward from one holiday year to the next without the Board’s prior approval.

8.3	Holiday entitlement will accrue from day to day. For part years, the Executive’s holiday entitlement for the year will be pro-rated to the length of his service in that year. The Executive will be paid for any accrued holiday not taken at the Termination Date unless the Employment is terminated for gross misconduct or in accordance with clause 12.5. The Company may require the Executive to take any accrued holiday during any notice period. If on the Termination Date the Executive has exceeded his accrued holiday entitlement, the excess may be deducted from any sums due to him. The formula for calculating any payments or repayments to be made is 1/260 of the Executive’s annual base salary.

9	Expenses

9.1	The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this Agreement, provided that these are incurred in accordance with Company policy from time to time. The Company will require the Executive to produce receipts or other documents as proof that he has incurred any expenses he claims.

9.2	If the Executive is provided with a credit or charge card by the Company this must only be used for expenses which he incurs in performing the duties of the Employment.

10	Confidentiality

10.1	Without prejudice to the common law duties which he owes to the Company the Executive agrees that he will not, except in the proper performance of his duties, copy, use or disclose to any person any of the Company’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

For the purposes of this agreement, “trade secrets” and “confidential information” include but will not be limited to technical data, know-how, information technology and know-how relating to the Company, customer lists, pricing information, information relating to the Company’s marketing and financial strategies, marketing materials, financial information and any other information concerning the affairs of the Company which is for the time being confidential, which the Executive is told is confidential or which by its nature is obviously confidential and whether such information is in written, oral, visual, electronic or any other form.

10.2	In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of clause 10.1 and clause 10.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an Agreement with other Group Companies and any other persons in the same terms as clause 10.1 with any amendments necessary to give effect to this provision.
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10.3	Nothing in this Agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

11	Intellectual Property Rights

For the purposes of this clause, “Intellectual Property” means patents, trade marks, service marks, registered designs (including applications for and rights to apply for any of them), inventions, unregistered design rights, logos, trade or business names, copyrights, database rights, confidential information, knowhow and any similar rights in any country.

11.1	The Executive acknowledges that (i) it is part of his normal duties to develop the products and services of the Company and each Group Company; and (ii) because of the nature of his position he has a special obligation to further the interests of each Group Company. All Intellectual Property which the Executive develops or produces in the course of his employment duties, or outside such duties but relating to the business of the Company, will be owned by the Company to the fullest extent permitted by law. The Executive agrees, at the Company’s expense, to sign all documents and carry out all such acts as will be necessary to vest such Intellectual Property in the Company, and to obtain protection and enforce the Company’s rights anywhere in the world. The Executive also hereby waives all moral rights in all Intellectual Property which is owned by the Company, or will be owned by the Company, further to this clause. The Executive will not copy, disclose or make use of any Intellectual Property belonging to the Company (whether or not subject to this clause) except to the extent necessary for the proper performance of his duties. Rights and obligations under this clause will continue after the termination of this agreement in respect of all Intellectual Property arising during the Employment.

11.2	The Executive must disclose immediately to the Company any discovery or invention, secret process or improvement in procedure made or discovered by the Executive during his employment in connection with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use in or in connection with any such company (“Inventions”) which Inventions will belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

11.3	If requested by the Board (whether during or after the termination of his employment) the Executive will, at the expense of the Company, apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for all Inventions and will do everything necessary (including executing documents) for vesting letters patent or other similar protection when obtained; and all rights and title to and interest in all Inventions in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

11.4	The Executive will (both during and after the termination of his employment) at the Company’s expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Board to defend or protect for the benefit of the Company all Inventions and the right and title of the Company to them.

11.5	The provisions of clause 11.1 to 11.4 (inclusive) are without prejudice to the provisions of the Patents Act 1977.

11.6	The entire copyright and all similar rights (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course
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of or in connection with his employment (“Works”) will vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.7	The Executive will (both during and after the termination of his employment) at the Company’s request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Board to assure, defend or protect the rights of the Company in all Works.

11.8	For the purposes of this clause 11 the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on the Executive by Chapter IV Part 1 of the Copyright Designs and Patents Act 1988 in respect of any Inventions or Works in which the copyright is vested in the Company under this clause 11 or otherwise.

11.9	The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of his own computer files into any computer used by any Group Company in breach of any Group Company policy, unless he has obtained the consent of the Board.

11.10	By entering into this Agreement the Executive irrevocably appoints the Company to act on his behalf to execute any document and do anything in his name for the purpose of giving the Company (or its nominee) the full benefit of the provision of clause 11 or the Company’s entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 11.10, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

11.11	For the avoidance of doubt the terms of this Clause 11 may be read to relate to any Group Company in addition to or in substitution for the Company, as appropriate, and by entering into this Agreement the Executive acknowledges that any Group Company can rely upon its terms and enforce them on the same basis as the Company.

12	Termination and Suspension

12.1	The Employment will continue until terminated by either party giving written notice as set out in clause 12.2.

12.2	The Company will give 12 months’ notice to terminate the Employment and the Executive will give 6 months’ notice to terminate the Employment.

12.3	The Company may at its sole and absolute discretion pay base salary (as referred to in clause 7.1, at the rate in force at the time such payment is made) and the value of pension and contractual benefits and allowances (excluding bonus) in lieu of any unexpired period of notice (less any deductions the Company is required by law to make). For the avoidance of doubt, the Executive is not entitled to participate in or benefit from any severance, termination or redundancy plan operated by any member of the Group. The Company may pay any sums to the Executive under this clause 12.3 and clause 13.5 in equal monthly instalments until the date on which the notice period under clause 12.2 would otherwise have expired if full notice had been given. Under this clause 12.3 and under clause 13.5 the Executive shall be under an obligation to seek alternative income during such period and must notify the Company of any income received during this period. Any further monthly instalments shall be reduced by the amount of any such alternative income which the Executive receives during such period.
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12.4	If the Executive’s absence due to sickness or injury (including mental injury) has continued for a period of at least 12 months continuously or 18 months cumulatively in any 36 month period the Company shall be entitled by 3 months written notice to the Executive to terminate the Employment. The Company shall not terminate the Employment if such termination is solely by reason of the Executive’s ill-health and would prejudice his continued receipt of benefits under the Income Protection Insurance scheme referred to in clause 7.6.

12.5	The Company may terminate the Employment by giving written notice to take immediate effect if the Executive:

	12.5.1	commits any serious or persistent breach of his obligations under this Agreement; or

	12.5.2	does not comply with any lawful and reasonable order or direction given to him by the Board; or

	12.5.3	is guilty of any gross misconduct or conducts himself (whether in connection with the Employment or not) in a way which is harmful to any Group Company; or

	12.5.4	is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not; or

	12.5.5	commits (or is reasonably believed by the Board or the Nominations Committee to have committed) a breach of any legislation in force which may affect or relate to the business of any Group Company; or

	12.5.6	becomes of unsound mind (provided that the Company shall not terminate the Employment if such termination is solely by reason of the Executive’s ill-health and would prejudice his continued receipt of or eligibility to make a claim for benefits under the Income Protection Insurance scheme referred to in clause 7.6), bankrupt or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

	12.5.7	becomes disqualified from being a director of a company or the Executive’s directorship of the Company terminates without the consent or concurrence of the Company; or.

	12.5.8	fails to maintain or becomes disqualified from maintaining registration with any regulatory body, membership of which is reasonably required by the Company for the Executive to carry out his duties.

12.6	Where the Company terminates the Employment by giving written notice to take immediate effect in accordance with clause 12.5 or to take effect after 3 months in accordance with clause 12.4, for the avoidance of doubt there is no obligation to give notice as set out in clause 12.2 or any other period of notice or to make any payment in lieu of notice.

12.7	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated for any of the reasons set out in clause 12.4 or 12.5.

12.8	When the Employment terminates the Company may deduct from any money due to the Executive (including any form of remuneration) any amount which he owes to any Group Company.
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12.9	The Company may suspend the Executive from the Employment on full base salary and contractual benefits and allowances at any time and for any reason for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly) and to conduct any related disciplinary proceedings.

13	Garden Leave

13.1	Neither the Company nor any Group Company is under any obligation to provide the Executive with any work. At any time after notice to terminate the Employment is given by either party under clause 12 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may, at its absolute discretion, require the Executive to take a period of absence called garden leave (a “Garden Leave Period”). The provisions of this clause shall apply to any Garden Leave Period.

13.2	The Company may require that the Executive will not, without prior written consent of the Board, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature during the Garden Leave Period. Further, if so requested by the Company, the Executive will not:

13.2.1	enter or attend the premises of the Company or any other Group Company;

13.2.2	retain or seek to obtain any access to electronic systems or devices owned or operated by the Company or a Group Company;

13.2.3	contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company (other than purely social contact);

13.2.4	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company (other than purely social contact);

13.2.5	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies; and/or

13.2.6	access the Company’s or any Group Company’s information technology systems.

13.3	The Company may require the Executive to immediately resign from any directorship, trusteeships or other offices which he holds in the Company, any other Group Company or any other company where such directorship or other office is held as a consequence or requirement of the Employment, unless he is required to perform duties to which any such directorship, trusteeship or other office relates in which case he may retain such directorships, trusteeships or other offices while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this clause 13.3.

13.4	During the Garden Leave Period, the Executive will be entitled to receive his base salary and all contractual benefits and allowances in accordance with the terms of this Agreement, save that after notice is served by either party pursuant to clause 12.2 the Executive will not be entitled to receive any new grants or awards under any incentive plan. Any unused holiday accrued at the commencement of the Garden Leave Period and
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any holiday accrued during any such period will be deemed to be taken by the Executive during the Garden Leave Period.

13.5	At the end of the Garden Leave Period, the Company may, at its sole and absolute discretion, pay the Executive base salary (as referred to in clause 7.1, at the rate in force at the time such payment is made) and the value of pension and contractual benefits and allowances (excluding bonus) in lieu of the balance of any period of notice given by the Company or the Executive (less any deductions the Company is required by law to make). The terms of clause 12.3 will apply to any payment in lieu of the balance of any period of notice made under this clause 13.5.

13.6	During the Garden Leave Period:

13.6.1	the Executive shall provide such assistance as the Company or any Group Company may require to effect an orderly handover of his responsibilities to any individual or individuals appointed by the Company or any Group Company to take over his role or responsibilities;

13.6.2	the Executive shall make himself available to deal with requests for information, provide assistance, be available for meetings and to advise on matters relating to work (unless the Company has agreed that the Executive may be unavailable for a period); and

13.6.3	the Company may appoint another person to carry out his duties in substitution for the Executive.

13.7	All duties of the Employment (whether express or implied), including without limitation the Executive’s duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this clause 13.

13.8	The Executive agrees that the exercise by the Company of its rights pursuant to this clause 13 shall not entitle the Executive to claim that he has been constructively dismissed.

14	Restrictions after Termination of Employment

14.1	In this clause:

“Prohibited Area” means any country in the world in which the Company or a Group Company has material business interests;

“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period; and

“Restricted Period” means in relation to clause 14.2.1 the period of 6 months commencing on the Termination Date and in relation to clauses 14.2.2 to 14.2.4 (inclusive) the period of 12 months commencing on the Termination Date, in each case less any Garden Leave Period.

14.2	The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers, clients and employees of the Group during the course of the Employment. To protect these interests of the Company, the Executive agrees with the Company that he will be bound by the following covenants:

14.2.1	during the Restricted Period and within the Prohibited Area he will not be engaged in, employed in, or carry on for his own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business
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which is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Relevant Date provided he was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

14.2.2	during the Restricted Period he will not (either on his own behalf or for or with any other person), whether directly or indirectly, canvass or solicit in competition with the Company or any other Group Company the custom of any person who at any time during the 12 months prior to the Relevant Date was a customer or client of, or in the habit of dealing with, the Company or (as the case may be) any other Group Company and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned or employees reporting directly to him were personally concerned;

14.2.3	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) deal with or otherwise accept in competition with the Company or any Group Company the custom of any person who was at any time during the 12 months prior to the Relevant Date a customer or client of, or in the habit of dealing with, the Company or (as the case may be) any Group Company and in respect of whom the Executive had access to confidential information or with whose custom or business the Executive was personally concerned;

14.2.4	during the Restricted Period he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company or any other Group Company any person who was a director or officer of the Company or any employee employed at an executive grade in the Company at the Termination Date and with whom the Executive had worked closely at any time in the twelve months prior to the Relevant Date.

14.3	Each of the paragraphs contained in clause 14.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

14.4	Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

14.5	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 14 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

15	Offers on Liquidation

The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company and the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation and the new terms of employment offered to the Executive are no less favourable to him than the terms of this Agreement.
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16	Return of Company Property

16.1	At any time during the Employment (at the request of the Company) and in any event when the Employment terminates, the Executive will immediately return to the Company:

16.1.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

16.1.2	all other property belonging or relating to any of the Group Companies.

16.2	When the Employment terminates the Executive will immediately return to the Company any car provided to the Executive which is in the possession or under the control of the Executive. The Company car must be returned in good condition (allowing for fair wear and tear).

16.3	If the Executive commences Garden Leave in accordance with clause 13 he may be required to comply with the provisions of clause 16.1.

17	Directorships

17.1	The Executive’s office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

17.2	The Executive must promptly resign from any office held in any Group Company if he is asked to do so by the Company.

17.3	If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 17.2, the Company will be appointed as his attorney to effect his resignation. By entering into this Agreement, the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 17.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 17.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

17.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this Agreement by the Company.

17.5	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

17.6	The Executive must not resign his office as a director of any Group Company without the Agreement of the Company.

18	Notices

18.1	Any notices given under this Agreement must be in writing. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive
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must be given to him personally or sent to his last known address or sent to his Company email address.

18.2	Except for notices given by hand or by email, notices given by post will be deemed to have been given on the next working day after the day of posting.

19	Statutory Particulars

19.1	The written particulars of employment which the Executive is entitled to receive under the provisions of Part I of the Employment Rights Act 1996 are set out below, insofar as they are not set out elsewhere in this Agreement.

19.1.1	The Company’s disciplinary and grievance procedures, as amended from time to time, that apply to the Executive are available on the Company’s intranet . The disciplinary and grievance procedures are non-contractual. If the Executive has any grievance he should raise this with the Chairman.

19.1.2	The Company’s normal hours of work are 9:00am to 5:00pm Monday to Friday.

19.1.3	There are no terms and conditions relating to collective agreements or to the requirement to work outside the United Kingdom.

20	Data Protection Act 1998

20.1	For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Company for all purposes relating to the performance of this Agreement including, but not limited to:

20.1.1	administering and maintaining employment records;

20.1.2	paying and reviewing salary and other remuneration and benefits;

20.1.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

20.1.4	undertaking performance appraisals and reviews;

20.1.5	maintaining sickness and other absence records;

20.1.6	taking decisions as to the Executive’s fitness for work;

20.1.7	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, and HMRC;

20.1.8	providing information to future purchasers of the Company or of the business in which the Executive works; and

20.1.9	transferring information concerning the Executive to a country or territory outside the European Economic Area.

20.2	The Executive acknowledges that during his Employment he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company.

20.3	The Executive agrees to comply with the terms of the Act and to abide by the Company’s data protection policy issued and updated from time to time.
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21	Contracts (Rights of Third Parties) Act 1999

To the extent permitted by law, no person other than the parties to this Agreement and the Group Companies shall have the right to enforce any term of this Agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this Agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

22	Miscellaneous

22.1	This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

22.2	This Agreement may only be modified by the written agreement of the parties.

22.3	The Executive cannot assign this Agreement to anyone else.

22.4	References in this Agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

22.5	This Agreement supersedes any previous written or oral Agreement between the parties in relation to the matters dealt with in it. It, together with the offer letter dated [ ] April 2016, constitutes the whole Agreement between the parties relating to the Employment at the date the Agreement was entered into (except for those terms implied by law which cannot be excluded by the Agreement of the parties). The Executive acknowledges that he has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it or the offer letter. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this Agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this Agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

22.6	Neither party’s rights or powers under this Agreement will be affected if:

22.6.1	one party delays in enforcing any provision of this Agreement; or

22.6.2	one party grants time to the other party to remedy any breach by the other party of its obligations under this Agreement.

22.7	If either party agrees to waive his rights under a provision of this Agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s Agreement to waive any breach of any term or condition of this Agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

22.8	The Interpretation Act 1978 shall apply to this agreement in the same way as it applies to an enactment.

22.9	References to any statutory provisions include any modifications or re-enactments of those provisions.
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22.10	Headings will be ignored in construing this agreement.

22.11	This Agreement and any documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with it and any such documents shall be governed by the law of England and Wales.

22.12	The parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and any documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and any documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

EXECUTED as a DEED on behalf of	/s/JOHN CONNOLLY

AMEC FOSTER WHEELER PLC	Director

/s/ ALISON YAPP

Company Secretary/~~Director~~

EXECUTED as a DEED by

JONATHAN LEWIS

in the presence of:	/s/ JONATHAN LEWIS

Witness’s signature	/s/ DAVID MURPHY

Witness’s Name	David Murphy

Witness’s Address	[Address]

Witness’s Occupation	Solicitor
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Table of Contents

Contents		Page

1	Definitions and Interpretation	1

2	Commencement of Employment	1

3	Appointment and Duties of the Executive	1

4	Hours	2

5	Interests of the Executive	3

6	Location	3

7	Salary and Benefits	3

8	Holiday	6

9	Expenses	7

10	Confidentiality	7

11	Intellectual Property Rights	8

12	Termination and Suspension	9

13	Garden Leave	11

14	Restrictions after Termination of Employment	12

15	Offers on Liquidation	13

16	Return of Company Property	14

17	Directorships	14

18	Notices	14

19	Statutory Particulars	15

20	Data Protection Act 1998	15

21	Contracts (Rights of Third Parties) Act 1999	16

22	Miscellaneous	16
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